UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



**FORM 8-K**
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 20, 2009

**CATERPILLAR INC.**
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction
of incorporation)

| | |
|---|---|
| 1-768 | 37-0602744 |
| (Commission File Number) | (IRS Employer Identification No.) |

| | |
|---|---|
| 100 NE Adams Street, Peoria, Illinois | 61629 |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code:  (309) 675-1000

Former name or former address, if changed since last report:  N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐　　Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐　　Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐　　Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐　　Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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## Item 7.01. Regulation FD Disclosure.

Caterpillar Inc. ("Caterpillar") is furnishing supplemental information concerning deliveries to users for its Machinery and Engines lines of business. Caterpillar sells the majority of its machinery and engines to independently owned and operated dealers and Original Equipment Manufacturers ("OEMs") to meet the demands of their customers, the end users. Due to time delays between Caterpillar's sales to dealers and dealers' deliveries to end users, Caterpillar believes this information may help readers better understand Caterpillar's business and the industries it serves. This information is based on unaudited reports provided by Caterpillar's independent dealers and is not subject to Caterpillar's internal controls over financial reporting. This information is furnished under this Report with the Securities and Exchange Commission. All information provided is calculated in constant dollars. Caterpillar does not undertake to update this information.

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## Caterpillar Inc.
## Past 3 Months Dealer Statistics

**Retail Sales of Machines** by marketing region for the 3-month rolling period compared with the same months of the prior year are:

|  | Sept. 09 | Aug. 09 | Jul. 09 |
|---|---|---|---|
| Asia/Pacific | DOWN 40% | DOWN 33% | DOWN 30% |
| EAME* | DOWN 55% | DOWN 50% | DOWN 50% |
| Latin America | DOWN 41% | DOWN 37% | DOWN 28% |
| ROW* | DOWN 47% | DOWN 42% | DOWN 40% |
| North America | DOWN 60% | DOWN 57% | DOWN 59% |
| World | DOWN 52% | DOWN 48% | DOWN 48% |

*EAME (Europe, Africa and Middle East)
*ROW (rest of the world - everything except North America)

**Sales of Reciprocating & Turbine Engines to Retail Users & OEMs** by business sector for the 3-month rolling period compared with the same months of the prior year are:

|  | Sept. 09 | Aug. 09 | Jul. 09 |
|---|---|---|---|
| Truck & Bus | DOWN 68% | DOWN 69% | DOWN 72% |
| Electric Power | DOWN 26% | DOWN 21% | DOWN 29% |
| Industrial | DOWN 49% | DOWN 47% | DOWN 46% |
| Marine | DOWN 8% | UP 13% | UP 1% |
| Petroleum | DOWN 13% | DOWN 25% | DOWN 28% |
| Total | DOWN 27% | DOWN 27% | DOWN 33% |

About Caterpillar Inc.

For 80 years, Caterpillar Inc. has been building the world's infrastructure and, in partnership with its worldwide dealer network, is driving positive and sustainable change on every continent. With 2008 sales and revenues of $51.324 billion, Caterpillar is a technology leader and the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. The Company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at www.cat.com.

## SAFE HARBOR

Certain statements in this filing relate to future events and expectations and as such constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. In this context, words such as "will," "would," "expect," "anticipate," "should" or other similar words and phrases often identify forward-looking statements made on behalf of Caterpillar. It is important to note that actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors and uncertainties, including, but not limited to, (i) adverse change in general economic conditions; (ii) adverse change in the industries Caterpillar serves including construction, infrastructure, mining, energy, marine and electric power generation; (iii) Caterpillar's ability to manage material, including steel, and freight costs; (iv) Caterpillar's ability to generate cash from operations, secure external funding for its operations and manage its liquidity needs; (v) material adverse change in customers' access to liquidity and capital; (vi) currency exchange or interest rates changes; (vii) political stability; (viii) market acceptance of the company's products and services; (ix) significant changes in the competitive environment; (x) epidemic diseases; (xi) severe change in weather conditions negatively impacting operations; (xii) changes in law, regulations and tax rates; and (xiii) other general economic, business and financing conditions and factors described in more detail in "Item 1A – Risk Factors" in Part II of our Form 10-Q filed with the SEC on July 31, 2009, for the 2nd quarter 2009. The filing is available on our website at www.cat.com/sec_filings. We do not undertake to update our forward-looking statements.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**CATERPILLAR INC.**

October 20, 2009

By:   */s/James B. Buda*

James B. Buda
Vice President, General Counsel and Secretary